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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

October 12, 2023

Dear Sir/ Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated September 14, 2023, regarding the captioned subject. The Board, at their meeting held on October 11-12, 2023, transacted the following items of business:

Financial Results

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards (INDAS) for the quarter and half year ending September 30, 2023;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter and half year ending September 30, 2023

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and IFRS for the quarter and half year ending September 30, 2023;

Dividend:

4. Declared an interim dividend of ₹ 18/- per equity share.

5. Fixed October 25, 2023 as record date for interim dividend and November 6, 2023 as payout date.

Appointment of an independent director

6. Based on the recommendation of the Nomination and Remuneration Committee, considered and approved the appointment of Nitin Paranjpe (DIN - 00045204), as an additional & independent director effective January 1, 2024 for a period of 5 (Five) years, subject to the approval of shareholders.

   In this regard, a press release including his brief profile is enclosed herewith as Annexure 1.

   It may be noted that Nitin Paranjpe has no relationship with any member of the Board of directors and meets all the criteria for being appointed as an independent director under applicable laws including circulars issued by the stock exchanges from time to time.

   Declaration pursuant to BSE Circular No. LIST/COMP/14/2018-19 dated June 20, 2018, and NSE Circular No. NSE/ CML/2018/24 dated June 20, 2018 has been obtained that he is not debarred from holding office of a Director by virtue of any order passed by the Securities and Exchange Board of India or any other such authority.

Extension of Joint Venture Agreement

7. Based on the recommendation of the Audit Committee, considered and approved a five-year extension of its successful joint venture collaboration with Temasek, a global investment firm headquartered in Singapore.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

In this regard, a press release including disclosure as required under Regulation 30 is enclosed as Annexure 2. Disclosure under SEBI Listing Regulation is enclosed as Annexure 2(a).

Stock grants

8. Based on the recommendations of the Nomination and Remuneration Committee, approved:

   One time grant of 1,231,260 RSUs under the 2015 Stock Incentive Compensation Plan (2015 Plan) and 500,250 PSUs under the Expanded Stock Ownership Program 2019 (2019 Plan) to Senior Management Personnel including Key management personnel as defined under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended and other Senior leaders.

   The grants made under the 2015 Plan would vest over a period of three years and the grants made under the 2019 Plan would vest over a period of three years subject to Company's achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f November 1, 2023 and the exercise price will be equal to the par value of the share.

   Further, the Board on October 12, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of 34,390 RSUs to few new hires under the 2015 plan w.e.f November 1, 2023. The RSUs will vest over a period of three to four years.

Policies

9. Based on the recommendation of the Nomination and Remuneration Committee, considered and approved adoption of the Compensation recovery policy as required under Section 10D of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), with Exchange Act Rule 10D-1 and with the listing standards of the New York Stock Exchange.

   Copy of the policy will be made available on the website of the Company under the following link: https://www.infosys.com/investors.html.

The Board meeting was held on October 11 and October 12, 2023. The Board meeting on October 12, 2023 commenced at 12.30 p.m. IST and concluded at 3.40 p.m.

We are hereby enclosing herewith the financial results, press releases and annexures for your information and record. The same will also be made available on the Company's website www.infosys.com.

This is for your information and records.

Sincerely,
For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.10.12 15:55:26 +05'30'

Manikantha A.G.S.
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®

PRESS RELEASE

Infosys Appoints Nitin Paranjpe as an Independent Director

Appointment to be effective January 01, 2024

Bengaluru, India – October 12, 2023: Infosys (NSE, BSE, NYSE: INFY), a global leader in next generation digital services and consulting, today announced the appointment of Nitin Paranjpe (DIN: 00045204) as an Independent Director of the Company, effective January 01, 2024. This appointment is based on the recommendation of the Nomination and Remuneration Committee of the Infosys Board, and is for a period of five years, subject to the approval of shareholders.

Mr. Nitin Paranjpe is currently the Non-Executive Chairman of Hindustan Unilever Limited (HUL), and also the Chief People and Chief Transformation Officer at Unilever PLC. He has been a member of the Unilever Executive Leadership since October 2013. Prior to this, he was Unilever's Chief Operating Officer (COO) responsible for delivering its global results.

Nitin joined HUL (then Hindustan Lever Limited), in 1987, where he held various roles in marketing and sales, before being appointed as the Chief Executive Officer, India, and Executive Vice President for Unilever, South Asia, in April 2008.

He has been the recipient of many awards in recognition of his contribution to business and industry. For his efforts in blazing a trail for diversity, he won the GG2 Hammer Award in 2019. In 2020, he was given a Kindness Award by the Women of the Future Network in recognition of his leadership, guidance, and empathy. He is a member of the Supervisory Board of Heineken NV, Chinmaya Mission Advisory Council and the WeSchool Innovation Advisory Board.

Nitin holds a Bachelor's Degree in Mechanical Engineering and an MBA in Marketing from Jamnalal Bajaj Institute of Management in Mumbai.

Welcoming Nitin to the Board, **D. Sundaram, Lead Independent Director and Chairperson of the Nomination and Remuneration Committee, Infosys,** said, "We are delighted that Nitin Paranjpe joins the Board of Infosys. His vast international experience in sales, marketing and general management will add significant value to the Company. His expertise in business operations and human resource management , having been the CEO of HUL and COO, CHRO of the global corporation, Unilever, will be a great asset to the Board and management."

Infosys®

Welcoming Nitin to the Board, **Nandan Nilekani, Chairman, Infosys,** said, "I am extremely happy to welcome Nitin Paranjpe as a member of Infosys Board. Nitin brings with him global business perspectives and deep insights into matters of leadership and business transformation. I look forward to his valuable contributions."

About Infosys
Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by cloud and AI. We enable them with an AI-first core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor
Certain statements in this release concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact: **PR_Global@infosys.com**

Infosys®

PRESS RELEASE

Infosys and Temasek Extend Digital Services Joint Venture for Five Years

The extension demonstrates shared objective of creating impactful digital transformation and investing in digital talent in Singapore

Bengaluru, India and Singapore, October 12, 2023: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, today announced a five-year extension of its successful joint venture collaboration with Temasek, a global investment firm headquartered in Singapore. Infosys Compaz ("iCompaz"), the Infosys-Temasek joint venture (JV) company, has collaborated with large corporations in Southeast Asia on their digital transformation journeys, leveraging its deep technology expertise across cloud, data and analytics, cybersecurity, digital, artificial intelligence (AI) and automation, among others.

This extension underscores iCompaz's commitment to growing its presence in Singapore and the broader Southeast Asian market. The region is one of the fastest-growing economies in the world and is a key market for growth. iCompaz, which was formed in 2018, has collaborated with Temasek on its technology transformation initiatives such as deploying new digital architecture, data applications and security infrastructure. This announcement further deepens the commitment that Infosys had made in 2018, to invest in advanced technologies and capability-building, with the aim of delivering high-quality professional services and supporting the growth and development of its workforce.

iCompaz is powered by Infosys' deep capabilities in business innovation through Infosys Cobalt, a set of services, solutions and platforms for enterprises to accelerate their cloud journey. Leveraging Infosys Topaz, an AI-first set of services, solutions and platforms using generative AI technologies, iCompaz will enable clients to create value from unprecedented innovations, pervasive efficiencies, and connected ecosystems.

Dennis Gada, EVP, Head of Financial Services, Infosys, said, "We deeply value our collaboration with Temasek, and it has helped us scale both technology capabilities and talent base in the region. Our journey over the last 5 years has demonstrated shared aspirations of amplifying human potential. We look forward to further building on the strong foundation we have laid together to provide differentiated value to all stakeholders across the region."

Rao Baskara, Chief Technology Officer, Temasek, said, "We look forward to extending our collaboration and the next phase of growth of iCompaz as it continues to provide quality digital services to companies in Southeast Asia. This engagement also enhances Temasek's capabilities, and enables us to harness the potential that digital transformation brings."

Manohar Atreya, CEO, Infosys Compaz, said, "iCompaz has proven its expertise in the sphere of large-scale digital and IT transformation. We are delighted to extend this collaboration with Temasek, as we continue to leverage the global scale and depth of Infosys in intelligent AI platforms and data solutions, to help clients navigate their next journey in business transformation."

About Temasek
Temasek is a global investment company with a net portfolio value of S$382 billion as at 31 March 2023. Our Purpose *"So Every Generation Prospers*" guides us to make a difference for today's and future generations. As an active investor, forward looking institution and trusted steward, we are committed to deliver sustainable value over the long term. Temasek has overall corporate credit ratings of Aaa/AAA by rating agencies Moody's Investors Service and S&P Global Ratings respectively. Headquartered in Singapore, we have 13 offices in 9 countries around the world: Beijing, Hanoi, Mumbai, Shanghai, Shenzhen, and Singapore in Asia; and London, Brussels, Paris, New York, San Francisco, Washington DC, and Mexico City outside Asia.

About Infosys
Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by cloud and AI. We enable them with an AI-first core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor
Certain statements in this release concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact: **PR_Global@infosys.com**

Annexure 2(a)

Disclosure under SEBI Listing Regulation:

Name(s) of parties with whom the agreement is entered	Infosys Singapore Pte Limited ("IS") formerly known as Infosys Consulting Pte Limited, a wholly owned subsidiary of Infosys Limited ("Infosys") and Franklin Investments Pte Limited ("Franklin"), wholly and ultimately owned subsidiary by Temasek Holdings Private Ltd ("Temasek)" and Infosys Compaz Pte. Ltd. ("Compaz") formerly known as Trusted Source Pte Limited, 60:40 joint venture between IS and Franklin.
Purpose of entering into the agreement	Renewal of existing joint venture between Infosys and Temasek - Infosys and Temasek Extend Digital Services Joint Venture for Five Years. The extension demonstrates shared objective of creating impactful digital transformation and investing in digital talent in Singapore.
Shareholding, if any, in the entity with whom the agreement is executed	Infosys through its subsidiary, IS owns 60% stake and Temasek owns 40% stake through its subsidiary, Franklin in the joint venture, Infosys Compaz Pte Ltd.
Significant terms of the agreement (in brief) special rights like right to appoint directors, first right to share subscription in case of issuance of shares, right to restrict any change in capital structure etc.	Infosys has an existing 60:40 joint venture with Temasek, Infosys Compaz Pte Limited. It has extended the term of the joint venture by 5 years. Shareholding of the respective partners stays the same.
Whether the said parties are related to promoter/promoter group/ group companies in any manner. If yes, nature of relationship;	No
Whether the transaction would fall within related party transactions? If yes, whether the same is done at "arm's length";	Yes, The transaction is done at arm's length.
In case of issuance of shares to the parties, details of issue price, class of shares issued;	Not applicable
Any other disclosures related to such agreements, viz., details of nominee on the board of directors of the listed entity, potential conflict of interest arising out of such agreements, etc.;	No
In case of termination or amendment of agreement, listed entity shall disclose additional details to the stock exchange(s): a) name of parties to the agreement; b) nature of the agreement;	Amendment to the existing Joint venture agreement between Infosys and Temasek executed on September 6 2018 a) Infosys Singapore Pte Limited ("IS") formerly known as Infosys Consulting Pte Limited, a wholly owned subsidiary of Infosys Limited ("Infosys") and Franklin Investments Pte Limited ("Franklin"),

c) date of execution of the agreement; d) details of amendment and impact thereof or reasons of termination and impact thereof.	wholly and ultimately owned subsidiary by Temasek Holdings Private Ltd ("Temasek)" and Infosys Compaz Pte. Ltd. ("Compaz") formerly known as Trusted Source Pte Limited, 60:40 joint venture between IS and Franklin. Extension of the existing joint venture between the parties. b) Extension amendment. c) October 12, 2023 d) Joint venture is extended for a period of 5 years. No change in shareholding of both parties.